UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

HOME POINT CAPITAL INC.

(Name of Subject Company)

HEISMAN MERGER SUB, INC.

(Offeror)

MR. COOPER GROUP INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.0000000072 per share

(Title of Class of Securities)

43734L 106

(CUSIP Number of Class of Securities)

Carlos M. Pelayo, Esq.

Mr. Cooper Group Inc.

Executive Vice President and Chief Legal Officer

8950 Cypress Waters Blvd

Coppell, TX 75019

(469) 549-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David E. Shapiro, Esq.

Mark F. Veblen, Esq.

Jenna E. Levine, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on May 26, 2023, by Heisman Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Mr. Cooper Group Inc., a Delaware corporation (“Mr. Cooper”), and Mr. Cooper. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0000000072 per share (“Shares”), of Home Point Capital Inc., a Delaware corporation (“Home Point”), for $2.33 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“On July 24, 2023, Mr. Cooper and Purchaser announced an extension of the Expiration Time until 5:00 p.m., Eastern Time, on Monday, July 31, 2023, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on Friday, July 21, 2023.

The Depositary has advised Purchaser that, as of 5:00 p.m., Eastern Time, on July 21, 2023, approximately 136,198,462 Shares had been validly tendered into and not validly withdrawn from the tender offer, representing approximately 98.3% of the outstanding Shares.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(I) and incorporated herein by reference.”

The information set forth in the Offer to Purchase under “The Tender Offer—Section 10—Background of the Offer; Past Contacts or Negotiations with Home Point” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the bold text to the third full paragraph on page 27 of the Offer to Purchase as follows:

“On April 16, 2023, Home Point received a revised indication of interest from Mr. Cooper contemplating an acquisition of Home Point with consideration amounting to $2.25 in cash per share of Home Point common stock (the “Initial April 16 Mr. Cooper Indication of Interest”). The Initial April 16 Mr. Cooper Indication of Interest set forth certain other transaction terms, including Mr. Cooper’s expectation that Mr. Cooper would acquire a portion of Home Point’s mortgage servicing rights through a forward sale in connection with Mr. Cooper’s acquisition of Home Point’s equity to utilize certain deferred tax assets and that Mr. Cooper was prepared to complete its confirmatory diligence in 30 days conditioned on the validation of certain deal structuring assumptions and Home Point’s balance sheet position including the need and cost to retain a core team following the closing of the transaction. Following a discussion between representatives of Houlihan Lokey and representatives of Mr. Cooper, representatives of Mr. Cooper submitted a further revised indication of interest (the “April 16 Mr. Cooper Indication of Interest”) clarifying that it was prepared to complete confirmatory diligence and be in a position to execute definitive transaction documentation before May 15, 2023, with the other terms of the Initial April 16 Mr. Cooper Indication of Interest remaining unchanged.”

The information set forth in the Offer to Purchase under “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs at the end of such section on page 58 of the Offer to Purchase:

“Home Point Stockholder Litigation. On June 2, 2023, Ryan O’Dell, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Home Point Capital Inc., et al., Case No. 1:23-cv-04676 (S.D.N.Y.) (the “O’Dell Complaint”). On June 6, 2023, Matthew Jones, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Jones v. Home Point Capital Inc., et al., Case No. 1:23-cv-04747 (S.D.N.Y.) (the “Jones Complaint”). Also on June 6, 2023, John Thompson, a purported stockholder of the Company, filed a complaint in the United States District Court for the District of Delaware, captioned Thompson v. Home Point Capital Inc., et al., Case No. 1:23-cv-00618 (D. Del.) (the “Thompson Complaint”). On June 8, 2023, Richard Lawrence, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Lawrence v. Home Point Capital Inc., et al., Case No. 1:23-cv-04838 (S.D.N.Y.) (the “Lawrence Complaint” and collectively with the O’Dell Complaint, the Jones Complaint and the Thompson Complaint, the “Complaints”). In each of the Complaints, the purported stockholders allege that the Schedule 14D-9 contains certain materially misleading omissions in violation of Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder. The Complaints seek various remedies, including an order enjoining the defendants from proceeding with the transactions contemplated by the Merger Agreement, requiring the defendants to disclose allegedly material information that was allegedly omitted from the Schedule 14D-9 filed by the Company on May 26, 2023 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), rescinding the transactions contemplated by the Merger Agreement in the event that they are consummated or granting rescissory damages, awarding costs, including attorneys’ and expert fees and expenses, and granting such other and further relief as the court may deem just and proper. Additionally, between June 6, 2023 and June 25, 2023, twelve purported stockholders sent correspondence to the Company alleging insufficiencies in the disclosures in the Schedule 14D-9 and demanding supplemental disclosures related thereto (the “Demand Letters” and collectively with the Complaints, the “Stockholder Claims”).

The Company believes that the allegations in the Stockholder Claims lack merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, in order to avoid the risk that lawsuits may delay or otherwise adversely affect the transactions contemplated by the Merger Agreement and to minimize the expense, risks, and uncertainties inherent in defending such actions, and without admitting any liability or wrongdoing, the Company voluntarily made certain supplemental disclosures related to the transactions contemplated by the Merger Agreement, all of which are set forth in the Company’s Amendment No. 2 to the Schedule 14D-9.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO.

All references to “5:00 p.m., Eastern Time, on Friday, July 21, 2023” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “5:00 p.m., Eastern Time, on Monday, July 31, 2023”.

Items 4 and 11.

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented by deleting and replacing the third paragraph of Section 16 — “Certain Legal Matters; Regulatory Approvals—Other Regulatory Approvals” on page 57 of the Offer to Purchase with the following:

“As of July 21, 2023, each of the aforementioned federal agencies, state regulatory agencies, or government-sponsored enterprises have received notice regarding the transaction. Each of the aforementioned state regulatory agencies other than the state mortgage regulator in New York have given confirmations or approvals sufficient to satisfy the applicable closing condition. The state mortgage regulator in New York has indicated that it will accept the surrender of Home Point’s applicable licenses in lieu of a formal change of control approval, and Mr. Cooper and Home Point plan to seek to arrange for such surrender prior to the final Expiration Date of the Offer. In addition, the consent of the Federal Home Loan Mortgage Corporation for the contemplated transaction has been received.”

Item 1.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(I)	Press Release issued by Mr. Cooper Group Inc. on July 24, 2023.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2023

HEISMAN MERGER SUB, INC.

By:	/s/ Kurt Johnson
Name:	Kurt Johnson
Title:	President and Treasurer

MR. COOPER GROUP INC.

By:	/s/ Kurt Johnson
Name:	Kurt Johnson
Title:	Executive Vice President, Chief Financial Officer